AM 3-22-2005

SEC MAIL RECEIVING PROCESSING SECTION MAR - 1 2005 WASH, D.C. 213

SEC 05035592 ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inet ATS, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square

(No. and Street)

New York, NY 10036

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fay (212) 310-9500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017

(Address) (City) (State) (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

OATH OR AFFIRMATION

I, John Fay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inet ATS, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA WALSH DIPIETRO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 6/23/2009

Signature

CFO

Title

Sworn to and subscribed before me this 25 day of Feb 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Inet ATS, Inc.

(formerly The Island ECN, Inc.)
(a wholly owned subsidiary of Instinet Group Inc.)

Statement of Financial Condition
December 31, 2004

Inet ATS, Inc.
(formerly The Island ECN, Inc.)
(a wholly owned subsidiary of Instinet Group Inc.)
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Inet ATS, Inc. (formerly The Island ECN, Inc.)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Inet ATS, Inc. at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2005

Inet ATS, Inc.
(formerly The Island ECN, Inc.)
(a wholly owned subsidiary of Instinet Group Inc.)
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	77,717,210
Receivable from broker-dealers and clearing organizations (net of allowances of $17,855,732)		61,117,926
Deferred tax asset		5,465,000
Receivable from affiliates		155,649
Investments, at fair value		996,860
Other assets		312,757
Total assets	$	145,765,402
Liabilities and Stockholder's Equity		
Payable to affiliates	$	24,457,299
Accounts payable		9,536,431
Payable to broker-dealers and clearing organizations		8,788,523
Accrued expenses and other liabilities		4,141,996
Total liabilities		46,924,249
Stockholder's equity		
Common stock, $0.01 par value; 1,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		98,841,152
Retained earnings		-
Total stockholder's equity		98,841,153
Total liabilities and stockholder's equity	$	145,765,402

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Inet ATS ("Inet" or the "Company"), formerly The Island ECN, is a wholly-owned subsidiary of Inet Holding Company ("IHC" or the "Parent") formerly Island Holding Company, which is a wholly-owned subsidiary of Instinet Group Inc. ("IGI") which is ultimately indirectly majority-owned by Reuters Group PLC ("Reuters"). The Company is an electronic equity securities marketplace, which provides its broker-dealer customers trade execution and routing services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD") and the National Stock Exchange("NSX").

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Transaction Fees

Transaction fees are a combination of ECN revenue, exchange derived fees and communication fees. ECN revenue is generated by subscriber and non-subscriber customers on a per share basis for the removal of liquidity from the Company's marketplace. Liquidity is removed when a customer's buy or sell limit order matches an existing buy or sell limit order in the Company's marketplace. ECN revenue is recorded on a trade-date basis. Exchange derived fees are generated by reporting executions of exchange-listed securities to certain exchanges and consist of payments of market data by the exchange to the Company, where permitted, as well as revenues earned by the Company as a dealer on the NSX. Exchange-derived fees are recorded as earned. Inet earns communication revenue from fees charged to subscriber customers for Inet's managed communication network, and connections and subscriptions to Inet's proprietary, internet-accessible market data and order handling platform. Inet provides these services primarily to accommodate customer trading and to facilitate more reliable access to Inet's marketplace.

Broker-Dealer Rebates

Broker-dealer rebates consists of execution fees paid to subscriber customers that initiate a buy or sell limit order transaction and market data rebated to subscribers. Customers are paid on a per-share basis. Rebates are recorded on a trade-date basis.

Receivable from Broker-Dealers and Clearing Organizations
Receivable from broker-dealers and clearing organizations are reported net of an allowance for doubtful accounts of $17,855,732. The allowance for doubtful accounts is based on our assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

3. Investments

Investments are carried at estimated fair value, generally as evidenced by quoted market prices or by comparable substantial third party transactions. Where fair value is not readily ascertainable, principal investments are recorded at management's estimate of fair value. Because of the inherent uncertainty of valuations, these estimated values may differ materially from the amounts that may ultimately be realized upon sale or other disposition of the investments.

At December 31, 2004, the investment balance comprised of an investment of $996,860 in the NASDAQ Stock Market, Inc., which is carried at estimated fair value as determined by management.

4. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations as of December 31, 2004, consist of the following:

	Receivable	Payable
Receivable/payable from/to clearing organizations	$ 518,028	$ -
Fees, commissions and other receivable/payable	60,599,898	8,788,523
	$ 61,117,926	$ 8,788,523

5. Related Party Transactions

The Company clears all of its securities transactions through an affiliate, Instinet Clearing Services, Inc. ("ICS"). Pursuant to the clearing agreement, ICS can charge the Company for losses that arise from a counterparty's failure to fulfill its contractual obligations. As the market risk cannot be reasonably estimated, the Company is unable to determine the risk of loss as a result of a counterparty's failure.

Pursuant to an operating agreement, IGI provides the Company with operational, management and administrative personnel, facilities and other services necessary to conduct its business.

Substantially, all employees of the Company participate in a defined contribution pension plan sponsored by IGI. The IGI Retirement Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan. IGI matched a discretionary amount of the employees' pre-tax contributions for the year ended December 31, 2004. To be eligible for the contribution,

employees need to be an active employee, as of December 31, 2004, with at least 3 months of service. In addition, substantially all employees participate in the IGI stock plan.

6. Commitments and Contingencies

From time to time, the Company is involved in various legal and regulatory proceedings arising in the ordinary course of business. The Company is also subject to periodic regulatory audits, inspections and investigations. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the Company.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," requires the disclosure of representations and warranties which we enter into which may provide general indemnification to others. In the normal course of business the Company may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve futures claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's statements of income, financial condition and cash flows.

7. Credit, Market and Other Risks

As a result of the Company's relationship with ICS, the Company is exposed to substantial credit risk from both parties to a securities transaction during the period between the transaction date and the settlement date. This period is generally three business days in the U.S. equities markets and can be as much as 30 days in some international markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transactions as collateral for our customer receivables. Adverse movements in the prices of these securities can increase our credit risk. The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit rating. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

8. Income Taxes

The Company, together with IGI and certain other affiliates in the U.S., files a consolidated federal income tax return. The Company pays or recovers from IGI the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IGI. The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates.

The temporary differences, which have created deferred tax assets, as of December 31, 2004, are detailed below:

Deferred tax asset	
Accruals and allowances	$ 5,107,000
Depreciation and amortization	44,000
State tax losses carried forward	419,000
Unrealized losses on securities owned	697,000
Total deferred tax asset	6,267,000
Valuation allowance	(802,000)
Deferred tax asset	$ 5,465,000

Management believes that it is more likely than not that the deferred tax asset, net of the valuation allowance, will be realized. The valuation allowance relates to the write-down of the investment in NASDAQ for financial accounting purposes, which may not be realized in the future. The valuation allowance also relates to a portion of the state tax losses carried forward, the full utilization of which may not be realized.

9. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate fair value of all financial instruments recognized on the consolidated statement of financial condition approximates their carrying value. As such, financial instruments have been adjusted to reflect their estimated fair value or are short-term in nature and bear interest at current market rates.

10. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of $1,000,000.

At December 31, 2004, the Company had net capital of $29,932,469, which was $28,932,469 in excess of its required net capital of $1,000,000.

The Company claims exemption from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Board of Directors and Stockholder of
INET ATS, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of INET ATS, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2005